SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp announces the Interim Financial Statements for the Quarter and Nine-month Period Ended September 30, 2003 and Independent Accountant’s Review Report (Convenience Translation into English from the Original Previously Issued in Portuguese)” dated on January 29, 2004.

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Telecomunicações de São Paulo S.A.—Telesp

Interim Financial Statements

for the Quarter and Nine-month Period

Ended September 30, 2003

and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of

Telecomunicações de São Paulo S.A. - Telesp

São Paulo - SP - Brazil

1.	We have made a special review of the accompanying quarterly information, Company and consolidated, of Telecomunicações de São Paulo S.A. - Telesp and subsidiaries, consisting of the balance sheets as of September 30, 2003, the statements of operations for the quarter and nine-month period then ended, management’s comments on consolidated performance and other relevant information, all expressed in Brazilian reais and prepared in conformity with Brazilian accounting practices under the responsibility of the Companies’ managements.

2.	Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas of the Companies as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Companies.

3.	Based on our special review, we are not aware of any significant change that should be made to the quarterly information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

4.	The balance sheets, Company and consolidated, as of June 30, 2003, and the statements of operations, Company and consolidated, for the quarter and nine-month period ended September 30, 2002, presented for comparative purposes, were reviewed by us and our special review reports, dated July 18, 2003 and October 24, 2002, respectively, were issued without qualification.

5.	These interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 24, 2003

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2003

(In thousands of Brazilian reais - R$)

(Unaudited)

	Company		Consolidated
ASSETS	Sept./2003	Jun./2003	Sept./2003	Jun./2003

CURRENT ASSETS	4,737,109	3,919,900	4,800,032	4,002,431

Cash and cash equivalents	832,489	324,880	849,942	356,734
Trade accounts receivable, net	2,542,705	2,165,920	2,559,052	2,191,256
Loans and securities	2,646	2,606	2,646	2,606
Deferred and recoverable taxes	1,055,379	1,085,499	1,078,275	1,100,152
Other recoverable amounts	96,617	94,372	97,557	95,029
Inventories	135,953	147,691	143,647	160,025
Other	71,320	98,932	68,913	96,629

NONCURRENT ASSETS	830,703	899,958	836,604	903,402

Loans and securities	9,946	9,820	9,946	9,820
Amounts for capitalization	56,019	53,067	56,019	53,067
Deferred and recoverable taxes	386,441	503,704	393,819	510,636
Escrow deposits	225,113	221,995	225,176	222,050
Receivables from related parties	129,401	83,676	127,849	80,120
Other	23,783	27,696	23,795	27,709

PERMANENT ASSETS	15,318,505	15,787,129	15,328,196	15,785,364

Investments	228,704	242,828	169,686	168,817
Property, plant and equipment, net	14,913,350	15,355,235	14,982,059	15,427,481
Deferred charges	176,451	189,066	176,451	189,066

TOTAL ASSETS	20,886,317	20,606,987	20,964,832	20,691,197

The notes are an integral part of the financial statements

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.– TELESP

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2003

(In thousands of Brazilian reais - R$)

(Unaudited)

	Company		Consolidated
	Sept./2003	Jun./2003	Sept./2003	Jun./2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	4,841,518	3,904,391	4,919,230	3,956,272

Loans and financing	1,981,881	1,135,873	1,981,881	1,135,873
Accounts payable and accrued expenses	989,058	932,067	1,062,030	979,288
Taxes payable	885,441	720,539	887,363	723,303
Payroll and related charges	145,323	150,894	146,514	151,624
Profit participation	263,188	264,504	263,188	264,504
Consignments for third parties	145,265	135,039	145,573	135,252
Reserve for contingencies	44,777	41,034	44,786	41,040
Unrealized losses on derivatives	294,992	414,593	294,992	414,593
Payables to related parties	14,310	26,558	14,310	26,558
Other	77,283	83,290	78,593	84,237

LONG-TERM LIABILITIES	1,556,216	2,662,406	1,557,019	2,694,735

Loans and financing	814,070	1,959,526	814,070	1,959,526
Taxes payable	32,605	33,930	32,632	33,957
Reserve for contingencies	498,724	466,250	498,827	466,349
Payables to related parties	32,081	27,456	32,754	59,659
Other	178,736	175,244	178,736	175,244

SHAREHOLDERS’ EQUITY	14,486,969	14,038,564	14,486,969	14,038,564

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,743,710	2,743,412	2,743,710	2,743,412
Profit reserves	471,098	471,098	471,098	471,098
Retained earnings	5,294,087	4,845,980	5,294,087	4,845,980

FUNDS FOR CAPITALIZATION	1,614	1,626	1,614	1,626

TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	20,886,317	20,606,987	20,964,832	20,691,197

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF OPERATIONS

FOR THE QUARTERS ENDED SEPTEMBER 30, 2003 AND 2002

(In thousands of Brazilian reais – R$, except for per share data)

(Unaudited)

	Company		Consolidated
	Sept./2003	Sept./2002	Sept./2003	Sept./2002
GROSS OPERATING REVENUE	4,326,510	3,499,424	4,346,054	3,518,857

Telecommunication services/sales revenue	4,326,510	3,499,424	4,346,054	3,518,857
Revenue deductions	(1,191,333)	(929,624)	(1,192,970)	(931,486)

OPERATING REVENUE, NET	3,135,177	2,569,800	3,153,084	2,587,371
Cost of services provided and of sales	(1,744,932)	(1,480,679)	(1,750,906)	(1,488,180)

GROSS PROFIT	1,390,245	1,089,121	1,402,178	1,099,191

OPERATING EXPENSES	(568,850)	(432,398)	(591,279)	(441,771)

Selling	(320,973)	(269,018)	(344,127)	(274,717)
General and administrative	(193,468)	(170,197)	(197,047)	(171,478)
Results from investments accounted	(17,242)	17,468	909	15,181
for under the equity method
Other, net	(37,167)	(10,651)	(51,014)	(10,757)

INCOME FROM OPERATIONS
BEFORE FINANCIAL EXPENSES	821,395	656,723	810,899	657,420
Financial expenses, net	(145,395)	(160,948)	(144,289)	(160,590)

INCOME FROM OPERATIONS	676,000	495,775	666,610	496,830
Nonoperating income, net	9,486	10,852	9,503	10,852

INCOME BEFORE TAXES	685,486	506,627	676,113	507,682
Income and social contribution taxes	(237,380)	(165,272)	(228,007)	(166,327)

NET INCOME	448,106	341,355	448,106	341,355

NUMBER OF SHARES OUTSTANDING AT
THE BALANCE SHEET DATE (IN THOUSANDS)	493,592,279	493,665,346

EARNINGS PER THOUSAND SHARES – R$	0.91	0.69

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF OPERATIONS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(In thousands of Brazilian reais – R$, except for per share data)

(Unaudited)

	Company		Consolidated
	Sept./2003	Sept./2002	Sept./2003	Sept./2002
GROSS OPERATING REVENUE	11,760,393	9,881,306	11,818,450	9,937,659

Telecommunication services/sales revenue	11,760,393	9,881,306	11,818,450	9,937,659
Revenue deductions	(3,205,305)	(2,593,163)	(3,209,824)	(2,599,698)

OPERATING REVENUE, NET	8,555,088	7,288,143	8,608,626	7,337,961
Cost of services provided and of sales	(4,930,885)	(4,220,022)	(4,950,375)	(4,241,970)

GROSS PROFIT	3,624,203	3,068,121	3,658,251	3,095,991
OPERATING EXPENSES	(1,757,149)	(1,411,607)	(1,804,743)	(1,434,715)

Selling	(892,540)	(736,590)	(930,411)	(747,493)
General and administrative	(675,063)	(595,951)	(681,454)	(602,359)
Results from investments accounted	(21,270)	26,819	(3,420)	22,545
for under the equity method
Other, net	(168,276)	(105,885)	(189,458)	(107,408)

INCOME FROM OPERATIONS
BEFORE FINANCIAL EXPENSES	1,867,054	1,656,514	1,853,508	1,661,276
Financial expenses, net	(492,499)	(564,368)	(488,888)	(563,967)

INCOME FROM OPERATIONS	1,374,555	1,092,146	1,364,620	1,097,309
Nonoperating income, net	30,714	15,502	30,821	15,502

INCOME BEFORE TAXES	1,405,269	1,107,648	1,395,441	1,112,811
Income and social contribution taxes	(477,306)	(371,029)	(467,478)	(376,192)

NET INCOME	927,963	736,619	927,963	736,619

NUMBER OF SHARES OUTSTANDING AT
THE BALANCE SHEET DATE (IN THOUSANDS)	493,592,279	493,665,346

EARNINGS PER THOUSAND SHARES – R$	1.88	1.49

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003

(Amounts in thousands of Brazilian reais – R$, unless otherwise indicated)

1.	OPERATIONS AND BACKGROUND

a)	Formation of the Company, its controlling shareholders and corporate restructuring

Telecomunicações de São Paulo S.A. – Telesp (formerly Telesp Participações S.A. – “TelespPar”), hereafter denominated as the “Company” or “Telesp”, was formed pursuant to article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 of April 14, 1998, as part of the spin-off of Telebrás.

On July 29, 1998, the Federal Government sold, in a public auction held at the Rio de Janeiro Stock Exchange (BOVERJ), the TelespPar (holding company of Telecomunicações de São Paulo S.A. – Telesp and Companhia Telefônica da Borda do Campo – CTBC) controlling shares which were purchased by Tele Brasil Sul Participações S.A. – TBS, a consortium controlled by Telefónica Internacional S.A. – TISA (controlled by Telefônica S.A.). As a result of subsequent mergers in this consortium, on January 10, 1999, SPT Participações S.A. now holds TelespPar’s controlling shares. On November 30, 1999, as previously approved by the National Telecommunications Agency (ANATEL), the Brazilian telecommunication regulatory authority, TelespPar’s restructuring was completed, through successive mergers, as follows: (i) merger of CTBC into Telesp, (ii) merger of Telesp into TelespPar, and (iii) merger of SPT into TelespPar. After these mergers, SP Telecomunicações Holding S.A. (controlled by TISA) became the controlling shareholder of TelespPar. The name of TelespPar was changed to Telecomunicações de São Paulo S.A. – Telesp.

On June 30, 2000, the public offering for the exchange of all outstanding shares of the Company for Brazilian Depositary Receipts – BDRs, representing shares of Telefónica S.A., was concluded. As a result of this public offering and subsequent changes, as of September 30, 2003, Telefónica S.A. holds, directly and indirectly, 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the principal stock exchanges in Brazil. The Company is also registered with the Securities and Exchange Commission – SEC, in the United States of America, and its American Depositary Shares – ADSs, level II, are traded on the New York Stock Exchange – NYSE.

b)	The telecommunications services subsidiaries

Up to November 30, 1999, the subsidiaries Telesp and CTBC were the principal providers of local fixed line telecommunications services in the State of São Paulo, under a Federal Government concession which will expire on December 31, 2005, renewable for another period of 20 years.

Due to the corporate restructuring mentioned above and the extinction of Telesp and CTBC, after November 30, 1999, their operations were assumed by the Company from that date.

On October 29, 1999, the subsidiary Assist Telefônica S.A. was formed as a closely-held corporation; it is principally engaged in providing technical assistance services for the installation, operation, and maintenance of telephone, data and IT networks, value-added services, including content services, internet connection and access services, as well as web-based technological services and related support, and the installation, operation and maintenance of internet, intranet and extranet solutions, and the sale, rental and maintenance of IT and telecommunications equipment.

On December 22, 1999, the Company acquired from the municipality of Ribeirão Preto, in a public auction, the controlling shares of Ceterp – Centrais Telefônicas de Ribeirão Preto S.A. (“Ceterp”), and its subsidiary Ceterp Celular S.A. On October 4, 2000, in accordance with the rules established in the privatization process, the Company concluded the acquisition, through a public offering, of the common and preferred shares from minority shareholders. After these acquisitions, the Company then held 96.97% of the preferred shares and 99.85% of the common shares of Ceterp. On November 27, 2000, in accordance with the rules applicable to the Brazilian telecommunications market, Ceterp sold its subsidiary Ceterp Celular S.A. Additionally, on November 30, 2000, Ceterp was merged into the Company.

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was formed, with operations related to packet-switched data network service. On November 24, 2000, the Company increased the capital of the subsidiary with cash and through property items related to the packet-switched data network service, including the transfer of the authorization to explore this service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was formed, resulting from a partial spin-off of the Company’s net assets. These assets were represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and accounts receivable. The objective of the formation of Telefônica Data Brasil Holding S.A. is to segregate operating activities related to packet-switched data network services, due to the operating and administrative restructuring in 2000.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code (CSP) on national (VP2 and VP3) and international long distance calls, under Personal Mobile Service (SMP) rules. The Company began to recognize revenues from this service and pay wireless operators for the use of their networks on these calls.

2.	PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The individual (Company) and consolidated interim financial statements were prepared in accordance with Brazilian accounting practices, rules applicable to concessionaires of public telecommunications services, and standards and accounting procedures established by the CVM.

The consolidated statements include the balances and transactions of the subsidiaries Assist Telefônica S.A. and Aliança Atlântica Holding B.V.

All assets, liabilities, revenues and expenses from transactions between the consolidated companies were eliminated in consolidation.

The financial statements as of September 30, 2002 were reclassified, when applicable, for comparative purposes.

3.	SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The accounting practices applied in the preparation of the financial statements as of September 30, 2003 of the Company and its subsidiaries are consistent with those described in the notes to the financial statements for the year ended December 31, 2002.

4.	OPERATING REVENUE, NET

	Company		Consolidated
	Sep./2003	Sep./2002	Sep./2003	Sep./2002
Monthly charges	3,114,864	2,794,138	3,115,297	2,793,969
Installation	81,589	82,850	81,589	82,850
Local service	2,203,474	1,945,732	2,203,474	1,945,732

Domestic long distance	1,745,941	1,061,857	1,745,941	1,061,857

Intraregional	1,291,714	995,648	1,291,714	995,648
Interregional	454,227	66,209	454,227	66,209

Network	2,611,930	2,120,099	2,611,930	2,120,099
International long distance	73,977	17,675	73,977	17,675
Use of network	829,954	942,992	829,954	942,992
Public telephones	178,846	137,168	178,846	137,168
Business communication	419,366	321,060	418,469	321,060
Other	500,452	457,735	558,973	514,257

Gross operating revenue	11,760,393	9,881,306	11,818,450	9,937,659

Taxes on gross revenue	(3,139,892)	(2,582,917)	(3,144,411)	(2,589,452)

State VAT (ICMS)	(2,704,688)	(2,214,555)	(2,704,992)	(2,217,493)
PIS and COFINS (taxes on revenue)	(428,199)	(361,091)	(430,963)	(363,130)
Municipal Services Tax (ISS)	(7,005)	(7,271)	(8,441)	(8,145)
Other	—	—	(15)	(684)

Discounts	(65,413)	(10,246)	(65,413)	(10,246)

Net operating revenue	8,555,088	7,288,143	8,608,626	7,337,961

On June 26, 2003, through Notices No. 37,166 and No. 37,167, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective June 30, 2003, except for the former Ceterp’s region which is July 3, 2003. The local basic plan had an average increase of 28.75%, including a productivity gain of 1%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 24.84%, including a productivity gain of 4%, as established in the concession contract. The net charges for other STFC services and products were increased by 30.05% on average. However, a preliminary court order annulled ANATEL’s resolutions and stipulated the IPC-A (Extended Consumer Price Index) in lieu of the IGP-DI (General Price Index—Internal Availability) for the calculation set forth in clauses 11.1 and 11.2 of the public telephone service concession contracts. This decision is still pending appeal and final judgment, when the adjustment index to be definitively applied will be known.

5.	COST OF SERVICES PROVIDED AND OF SALES

	Company		Consolidated
	Sep./2003	Sep./2002	Sep./2003	Sep./2002
Depreciation and amortization	1,969,460	1,982,468	1,969,460	1,982,468
Personnel	188,843	225,078	189,383	225,860
Materials	33,050	28,057	33,278	28,112
Network interconnection	2,021,475	1,408,616	2,021,475	1,408,616
Outside services	576,023	443,138	593,854	454,091
Other	142,034	132,665	142,925	142,823

Total	4,930,885	4,220,022	4,950,375	4,241,970

6.	SELLING EXPENSES

	Company		Consolidated
	Sep./2003	Sep./2002	Sep./2003	Sep./2002
Depreciation and amortization	4,687	1,641	4,687	1,641
Personnel	106,310	98,857	108,787	99,080
Materials	33,769	32,817	33,821	32,847
Outside services	393,439	310,935	424,787	318,448
Provision for doubtful accounts	328,024	271,888	331,960	274,976
Other	26,311	20,452	26,369	20,501

Total	892,540	736,590	930,411	747,493

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Sep./2003	Sep./2002	Sep./2003	Sep./2002
Depreciation and amortization	143,485	117,187	148,188	117,643
Personnel	153,393	118,652	153,995	119,679
Materials	10,148	13,101	10,190	13,137
Outside services	343,944	335,786	344,887	339,274
Other	24,093	11,225	24,194	12,626

Net	675,063	595,951	681,454	602,359

8.	FINANCIAL EXPENSES, NET

	Company		Consolidated
	Sep./2003	Sep./2002	Sep./2003	Sep./2002
Financial income	1,345,556	2,145,964	1,349,595	2,149,263

Income from temporary cash investments	135,481	21,721	138,910	22,108
Gains on derivative operations	325,734	2,018,324	325,734	2,020,843
Interest	67,046	68,066	67,374	68,359
Other	13,467	20,529	13,658	20,529
Monetary/Exchange variations	803,828	17,324	803,919	17,424

Financial expenses	(1,838,055)	(2,710,332)	(1,838,483)	(2,713,230)

Interest on liabilities	(341,921)	(261,155)	(341,936)	(261,482)
Losses on derivative operations	(1,436,102)	(253,298)	(1,436,102)	(254,564)
Expenses on financial transactions	(58,887)	(43,982)	(59,299)	(44,419)
Monetary/Exchange variations	(1,145)	(2,151,897)	(1,146)	(2,152,765)

Net	(492,499)	(564,368)	(488,888)	(563,967)

9.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	Sep./2003	Sep./2002	Sep./2003	Sep./2002
Income	259,655	214,295	259,426	213,144

Technical and administrative services	35,440	27,785	33,778	25,447
Income from supplies	20,667	17,337	20,677	17,360
Dividends	7,674	7,583	8,874	8,430
Fines on telecommunication services	67,259	54,596	67,359	54,671
Recovered expenses	19,067	20,340	19,126	20,357
Reversal of reserve for contingencies	23,036	44,973	23,100	44,973
Other	86,512	41,681	86,512	41,906

Expenses	(427,931)	(320,180)	(448,884)	(320,552)

Supplies, including write-offs and adjustments to realizable value	(31,878)	(31,448)	(37,489)	(31,453)
Goodwill amortization—Ceterp	(24,032)	(24,032)	(24,032)	(24,032)
Donations and sponsorships	(7,018)	(15,237)	(7,031)	(15,255)
Taxes (other than on income)	(149,456)	(99,584)	(149,647)	(99,683)
Provision for contingencies	(115,254)	(60,844)	(115,280)	(60,859)
Commissions on voice and data communication services (*)	(68,210)	(77,494)	(68,210)	(77,494)
Additional accrual for post- -retirement benefit plans	(11,946)	—	(11,946)	—
Other	(20,137)	(11,541)	(35,249)	(11,776)

Net	(168,276)	(105,885)	(189,458)	(107,408)

(*)	Commissions to Telefônica Empresas S.A.

10.	NONOPERATING INCOME, NET

	Company		Consolidated
	Sep./2003	Sep./2002	Sep./2003	Sep./2002
Income	36,493	89,560	36,661	89,560

Proceeds from sale of property, plant and equipment	8,776	41,724	8,857	41,724
Proceeds from investments sold	—	18,021	—	18,021
Fines	2,586	5,799	2,673	5,799
Recovery of ICMS credits from 1997	—	7,556	—	7,556
Unidentified taxes collected	25,131	16,378	25,131	16,378
Other	—	82	—	82

Expenses	(5,779)	(74,058)	(5,840)	(74,058)

Cost of property, plant and equipment disposals	(5,427)	(56,993)	(5,488)	(56,993)
Cost of investments sold	—	(16,190)	—	(16,190)
Other	(352)	(875)	(352)	(875)

Net	30,714	15,502	30,821	15,502

11.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of the interim statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as recoverable taxes.

Income and social contribution tax expenses

	Company		Consolidated
	Sep./2003	Sep./2002	Sep./2003	Sep./2002
Social contribution tax expense	122,561	98,194	119,965	99,565
Income tax expense	354,745	272,835	347,513	276,627

Total	477,306	371,029	467,478	376,192

The components of deferred tax assets and liabilities are shown in notes 14 and 24, respectively.

12.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Cash and banks	84,504	66,276	92,690	75,180
Temporary cash investments	747,985	258,604	757,252	281,554

Total	832,489	324,880	849,942	356,734

13.	TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Unbilled	925,441	796,414	924,544	796,414
Billed	2,125,386	1,827,100	2,173,015	1,872,990

Gross accounts receivable	3,050,827	2,623,514	3,097,559	2,669,404
Allowance for doubtful accounts	(508,122)	(457,594)	(538,507)	(478,148)

Total	2,542,705	2,165,920	2,559,052	2,191,256

Current	1,794,676	1,450,600	1,802,425	1,477,800
Past due - 1 to 30 days	484,611	436,229	486,731	438,397
Past due - 31 to 60 days	142,535	148,405	143,193	149,111
Past due - 61 to 90 days	61,076	73,638	61,417	74,013
Past due - 91 to 120 days	35,785	23,881	36,081	24,169
Past due - more than 120 days	532,144	490,761	567,712	505,914

Total	3,050,827	2,623,514	3,097,559	2,669,404

The Company has receivable and payable balances under negotiation with Empresa Brasileira de Telecomunicações S.A.—Embratel (long-distance operator). Amounts receivable and payable are recorded based on studies prepared by the Company; significant changes to such amounts are not expected. The related amounts receivable from Embratel are shown as current in the table above, amounting to R$68,258 as of September 30, 2003.

14.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Income tax withheld at source	101,473	174,036	102,408	174,713
Prepaid income tax	95,737	68,953	98,437	71,589
Prepaid social contribution tax	57,455	38,793	57,940	39,279

Deferred taxes	892,892	993,899	915,815	1,008,491

Tax loss carryforward credits	52,611	96,316	58,010	101,388
Social contribution tax loss credits	18,854	34,573	20,798	36,400
Tax credit from corporate restructuring	285,584	351,488	285,584	351,488
Reserve for contingencies	168,439	156,125	168,477	156,161
Post-retirement benefit plans	53,391	52,037	53,391	52,037
Income tax on other temporary differences	230,620	222,787	242,048	228,417
Social contribution tax on other temporary differences	83,393	80,573	87,507	82,600

State VAT (ICMS) (*)	293,206	312,612	295,389	314,759
Other	1,057	910	2,105	1,957

Total	1,441,820	1,589,203	1,472,094	1,610,788

Current	1,055,379	1,085,499	1,078,275	1,100,152
Noncurrent	386,441	503,704	393,819	510,636

(*)	Refers to credits on the acquisition of property, plant and equipment items; recovery occurs in 48 months.

Deferred income and social contribution tax credits

The Company has assets of R$71,465, representing income and social contribution tax loss carryforwards of R$210,444 and R$209,489 (remaining balances from December 31, 1999), respectively. According to the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of these future profits. Accordingly, to utilize the existing income and social contribution tax loss carryforwards, it will be necessary to generate taxable income of R$701,480 and R$698,297, respectively.

Considering the existence of taxable income in four out of the last five fiscal years and the expected generation of taxable income discounted to present value, based on a technical feasibility study, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of such deferred tax credits as of September 30, 2003 as follows:

Year	Company	Consolidated
2003 (*)	300,645	316,187
2004	393,761	401,142
2005	96,440	96,440
2006	96,129	96,129
2007	5,917	5,917

Total	892,892	915,815

(*)	Refers mainly to temporary differences expected to be realized during the year.

The recoverable amounts above are based on projections that are subject to future changes.

Merged tax credit

The corporate restructuring in 1999 was carried out so as to avoid that the amortization of the merged goodwill would adversely affect the Company’s future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital.

The accounting records maintained by the Company for corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit. The balances are as follows:

	Company/Consolidated
	Sep./2003	Jun./2003
Goodwill	865,408	1,065,117
Reserve	(579,824)	(713,629)

Net	285,584	351,488

Goodwill amortization	(599,128)	(399,419)
Reversal of reserve	401,416	267,611
Tax credit	203,703	135,802

Effect on income	5,991	3,994

For purposes of calculation of the tax credit arising from the merger, the tax rates applied were 25% for income tax and 8% for social contribution tax, in accordance with the tax legislation in force on the merger date. Due to the change introduced by Law No. 10,637/02, effective in 2003, the social contribution tax rate is 9%.

Due to this change, as shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, in 2003, resulted in an increase in net income and, consequently, in the calculation basis for mandatory minimum dividends.

For a better presentation of the Company’s financial position and results of operations in the interim statements, the net amount of R$285,584 (R$351,488 as of June 30, 2003) which, in essence, represents the merged tax credit, was recorded in the balance sheet as current assets (R$263,616 as of September 30 and June 30, 2003) and noncurrent assets (R$21,968 as of September 30, 2003 and R$87,872 as of June 30, 2003), under the caption “Deferred and recoverable taxes”. Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as operating income and expense in the statements of income.

15.	LOANS AND SECURITIES

	Company/Consolidated
	Sep./2003	Jun./2003
Repassed foreign currency loans	4,686	4,716
Tax incentives, net of allowance	411	411
Amounts linked to National Treasury securities	7,491	7,295
Other	4	4

Total	12,592	12,426

Current	2,646	2,606
Noncurrent	9,946	9,820

16.	OTHER RECOVERABLE AMOUNTS

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Advances to employees	15,058	15,914	15,292	15,996
Advances to suppliers	54,624	50,824	55,063	51,264
Other advances	25,128	25,147	25,128	25,147
Other	1,807	2,487	2,074	2,622

Total current	96,617	94,372	97,557	95,029

17.	INVENTORIES

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Consumable supplies	139,930	149,293	139,997	149,393
Resale items	193,039	217,043	205,958	229,277
Scrap	349	416	349	416
Prepaid public telephone cards	6,804	6,816	6,804	6,816
Allowance for reduction to market value	(204,169)	(225,877)	(209,461)	(225,877)

Total	135,953	147,691	143,647	160,025

18.	OTHER ASSETS

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Prepaid expenses	62,345	82,297	62,383	82,324
Receivables from related companies	3,076	5,307	3,076	5,307
Other	29,682	39,024	27,249	36,707

Total	95,103	126,628	92,708	124,338

Current	71,320	98,932	68,913	96,629
Noncurrent	23,783	27,696	23,795	27,709

19.	ESCROW DEPOSITS

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Civil litigation	31,482	34,217	31,506	34,241
Tax litigation	153,625	151,540	153,625	151,540
Labor claims	40,006	36,238	40,045	36,269

Total noncurrent	225,113	221,995	225,176	222,050

20.	INVESTMENTS

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
In subsidiaries/affiliates carried under the equity method	134,918	149,042	8,976	10,111

Aliança Atlântica Holding B.V.	69,463	67,386	—	—
Assist Telefônica S.A.	56,479	71,545	—	—
Companhia AIX de Participações	8,976	10,111	8,976	10,111
Investments carried at cost	93,786	93,786	160,710	158,706

Portugal Telecom	75,362	75,362	142,286	140,282
Other companies	29,627	29,627	29,627	29,627
Other investments	3,360	3,360	3,360	3,360
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,727)	(29,727)	(29,727)	(29,727)

Total	228,704	242,828	169,686	168,817

The principal financial information on the subsidiaries/affiliates, as of September 30 and June 30, 2003, is as follows:

	Sep./2003			Jun./2003
	Aliança Atlântica	Assist Telefônica	Companhia AIX (*)	Aliança Atlântica	Assist Telefônica	Companhia AIX
Paid-up capital	136,532	97,119	74,000	132,442	94,000	73,980

Subscribed capital	136,532	184,000	74,000	132,442	94,000	74,000
Unpaid capital	—	(86,881)	—	—	—	(20)
Retained earnings (deficit)	2,394	(40,640)	(45,951)	2,330	(22,455)	(42,403)

Shareholders’ equity	138,926	56,479	28,049	134,772	71,545	31,577

Shares (million)
Number of subscribed shares	88	212,421	74,000	88	94,000	74,000
Number of unpaid shares	—	(114,318)	—	—	—	(20)

Number of paid-up shares	88	98,103	74,000	88	94,000	73,980
Number of common shares owned	44	98,103	23,680	44	94,000	23,680
Ownership	50%	100%	32%	50%	100%	32%

(*)	Balance as of August 31, 2003.

Aliança Atlântica Holding B.V., a company headquartered in Amsterdam, Netherlands, is a joint venture formed in 1997 by Telebrás and Portugal Telecom, where each company had a 50% interest. As a result of the spin-off of Telebrás in February 1998, its interest in Aliança Atlântica was transferred to the Company. Currently, the Company has a 50% interest in Aliança Atlântica and Telefónica S.A. the other 50%. This company is proportionally consolidated by the Company.

Companhia AIX de Participações was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploration of underground fiber optic cables. As of September 30, 2003, the Company holds a 32% in the capital of Companhia AIX. This investment is carried under the equity method.

The equity method pick-up for the Company is as follows:

	Sep./2003	Sep./2002

Aliança Atlântica (exchange variation)	(4,561)	36,674
Assist Telefônica	(19,047)	3,399
Companhia AIX de Participações	2,338	(13,254)

Total	(21,270)	26,819

Additionally, the Company has an advance for future capital increase under the caption “Amounts for capitalization” in noncurrent assets, subject to the TJLP (Brazilian long-term interest rate), totaling R$104,819 as of September 30, 2003, and an allowance for losses of R$48,800, with a net balance of R$56,019.

Pursuant to the minutes of the 12th Extraordinary Shareholders’ Meeting of Assist Telefônica S.A., a capital increase was approved in the amount of R$90,000, equivalent to 118,421,053 registered common shares without par value. These shares were subscribed by the Company at a net book value of R$0.76 per share as of June 30, 2003. The amount of R$3,119, equivalent to 4,103,482 shares, was paid by offsetting amounts owed to the Company by the subsidiary, and R$86,881, equivalent to 114,317,571 shares, remains to be paid by December 31, 2003.

21.	PROPERTY, PLANT AND EQUIPMENT, NET

	Company
	Annual depreciation rates—%	Sep./2003			Jun./2003
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value

Property, plant and equipment in service		36,585,421	(22,019,947)	14,565,474	36,342,965	(21,389,386)	14,953,579

Switching and transmission equipment	12.50	15,148,731	(10,051,615)	5,097,116	15,047,541	(9,728,144)	5,319,397
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,981,140	(6,997,238)	3,983,902	10,976,783	(6,867,959)	4,108,824
Transmission equipment—modems	20.00	517,029	(339,100)	177,929	494,398	(308,578)	185,820
Underground and marine cables, poles and towers	5.00 to 6.67	383,248	(180,168)	203,080	382,650	(176,307)	206,343
Subscriber, public and booth equipment	12.50	1,628,097	(764,832)	863,265	1,581,835	(719,984)	861,851
Electronic data processing equipment	20.00	436,018	(331,251)	104,767	438,006	(323,907)	114,099
Buildings and underground cables	4.00	6,249,378	(2,933,794)	3,315,584	6,240,323	(2,878,870)	3,361,453
Vehicles	20.00	58,773	(47,832)	10,941	61,696	(49,595)	12,101
Land	—	260,022	—	260,022	260,652	—	260,652
Other	10 to 20	922,985	(374,117)	548,868	859,081	(336,042)	523,039

Construction in progress	—	347,876	—	347,876	401,656	—	401,656

Total		36,933,297	(22,019,947)	14,913,350	36,744,621	(21,389,386)	15,355,235

Average depreciation rates—%		10.52			10.52
Assets fully depreciated		10,077,406			9,457,828

	Consolidated
	Annual depreciation rates—%	Sep./2003			Jun./2003
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value

Property, plant and equipment in service		36,659,983	(22,025,840)	14,634,143	36,386,425	(21,391,600)	14,994,825

Switching and transmission equipment	12.50	15,148,731	(10,051,615)	5,097,116	15,047,541	(9,728,144)	5,319,397
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,983,081	(6,997,732)	3,985,349	10,978,694	(6,868,405)	4,110,289
Transmission equipment—modems	20.00	517,029	(339,100)	177,929	494,398	(308,578)	185,820
Underground and marine cables, poles and towers	5.00 to 6.67	383,248	(180,168)	203,080	382,650	(176,307)	206,343
Subscriber, public and booth equipment	12.50	1,628,103	(764,833)	863,270	1,581,840	(719,985)	861,855
Electronic data processing equipment	20.00	437,029	(331,811)	105,218	439,017	(324,417)	114,600
Buildings and underground cables	4.00	6,249,378	(2,933,794)	3,315,584	6,240,323	(2,878,870)	3,361,453
Vehicles	20.00	59,029	(47,854)	11,175	61,882	(49,604)	12,278
Land	—	260,022	—	260,022	260,652	—	260,652
Other	10 to 20	994,333	(378,933)	615,400	899,428	(337,290)	562,138

Construction in progress	—	347,916	—	347,916	432,656	—	432,656

Total		37,007,899	(22,025,840)	14,982,059	36,819,081	(21,391,600)	15,427,481

Average depreciation rates—%		10.53			10.52
Assets fully depreciated		10,077,406			9,457,828

22.	DEFERRED CHARGES

Deferred charges as of September 30 and June 30, 2003 are comprised as follows:

	Company/Consolidated
	Sep./2003	Jun./2003
Preoperating expenses	39,981	42,771

Cost	55,788	55,788
Accumulated amortization	(15,807)	(13,017)

Merged goodwill – Ceterp S.A.	69,351	77,362

Cost	187,951	187,951
Accumulated amortization	(118,600)	(110,589)

Goodwill on acquisition of IP network	67,119	68,933

Cost	72,561	72,561
Accumulated amortization	(5,442)	(3,628)

Total	176,451	189,066

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in May 2002, being recognized over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

The goodwill on acquisition of the IP network refers to the acquisition of the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. The portion of the acquired business which refers to the customer portfolio was treated as goodwill and recorded in deferred charges. According to the appraisal report, this goodwill, the economic basis of which is the expected future profitability, is amortizable over 120 months.

23.	LOANS AND FINANCING

Composition

		Annual interest rate -%		Company/Consolidated September 30, 2003
	Currency		Maturity	Current	Long term	Total
Mediocrédito	US$	1.75	2014	9,238	83,532	92,770
CIDA	CAN$	3.00	2005	1,082	461	1,543
Comtel	US$	10.75	2004	909,742	—	909,742
Other loans in foreign currency			To 2009	1,061,819	730,077	1,791,896

Total				1,981,881	814,070	2,795,951

		Annual interest rate -%		Company/Consolidated June, 2003
	Currency		Maturity	Current	Long term	Total
Mediocrédito	US$	1.75	2014	9,430	86,383	95,813
CIDA	CAN$	3.00	2005	896	617	1,513
Comtel	US$	10.75	2004	27,342	890,320	917,662
Other loans in foreign currency			To 2009	1,098,205	982,206	2,080,411

Total				1,135,873	1,959,526	3,095,399

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate - %	Principal	Interest	Company/ Consolidated Sep./2003
Resolution No. 2,770	US$	1.80 to 23.00	453,136	29,194	482,330
Resolution No. 4,131	US$	7.80	58,468	2,707	61,175
Resolution No. 4,131	US$	Libor + 1.00 to 3.13	116,936	4,323	121,259
Import financing	US$	7.11 to 9.17	19,851	2,577	22,428
Import financing	US$	Libor + 0.25 to 3.00	63,339	1,809	65,148
Debt assumption	US$	8.45 to 27.50	208,951	47,898	256,849
“Untied Loan”	Yen	Libor + 1.25	780,789	1,918	782,707

Total			1,701,470	90,426	1,791,896

	Currency	Annual interest rate - %	Principal	Interest	Company/ Consolidated Jun./2003
Resolution No. 2,770	US$	8.00 to 25.70	495,115	57,719	552,834
Resolution No. 2,770	Yen	1.05	272,169	596	272,765
Resolution No. 4,131	US$	7.80	57,440	1,351	58,791
Resolution No. 4,131	US$	Libor + 1.00 to 3.13	114,880	2,339	117,219
Import financing	US$	4.00 to 9.17	38,880	3,307	42,187
Import financing	US$	Libor + 0.25 to 3.00	68,092	1,749	69,841
Debt assumption	US$	8.45 to 27.50	208,249	40,496	248,745
“Untied Loan”	Yen	Libor + 1.25	713,973	4,056	718,029

Total			1,968,798	111,613	2,080,411

Loans and financing with Comtel are guaranteed by Telebrás and those with Mediocrédito are guaranteed by the Federal Government.

As of September 30, 2003, the Company had loan and financing agreements with four financial institutions, containing restrictive covenants, typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been fully complied with by the Company and do not restrict its capacity to conduct its regular business.

Long-term debt maturities

Year	Amount
2005	218,804
2006	138,924
2007	138,924
Starting 2008	317,418

Total	814,070

24.	TAXES PAYABLE

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Taxes on income:
Income tax payable	214,988	160,487	215,448	161,715
Social contribution tax payable	78,174	58,919	78,345	59,364

Indirect taxes:
Value-added taxes (State taxes)	553,914	473,583	554,338	473,814
Taxes on revenue	55,685	48,555	56,015	48,876
Other	15,285	12,925	15,849	13,491

Total	918,046	754,469	919,995	757,260

Current	885,441	720,539	887,363	723,303
Long term	32,605	33,930	32,632	33,957

25.	PROFIT PARTICIPATION

	Company/Consolidated
	Sep./2003	Jun./2003
Interest on capital	179,758	180,412

Minority shareholders	179,758	180,412

Dividends	83,430	84,092

Minority shareholders	83,430	84,092

Total	263,188	264,504

26.	RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the companies merged, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. Company management, based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable, as follows:

	Company		Consolidated
Nature	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Labor	160,071	142,565	160,174	142,663
Tax	322,019	309,541	322,019	309,541
Civil	61,411	55,178	61,420	55,185

Total	543,501	507,284	543,613	507,389

Current	44,777	41,034	44,786	41,040
Long term	498,724	466,250	498,827	466,349

26.1.	Labor contingencies

The Company has various labor contingencies, with R$160,071 (R$160,174 – consolidated) reserved to cover probable losses. The amounts involved and respective degree of risk are as follows:

Risk	Amount
Telesp:
Remote	1,354,749
Possible	73,687
Probable	160,071

Assist Telefônica:
Remote	2,881
Probable	103

Total	1,591,491

These contingencies involve various actions, principally related to wage differences, wage equivalence, overtime, employment relationship of employees of an outsourced company and job hazard premium, among others.

26.2	Tax contingencies

Regarding tax issues, the following aspects should be considered:

(i)	The possible existence of differences as regards the interpretation of the application of taxes to certain types of revenue.

(ii)	Recognition of the principal taxes, pending future approval by the tax authorities, is subject to the full extinguishment of the tax obligation after the five-year expiration period from the date of such recognition.

(iii)	The lack of agreement in the interpretation of tax legislation may lead to litigation which, if concluded by the judiciary in favor of the taxpayer, may result in amounts receivable for the Company.

Risk	Amount
Telesp:
Remote	836,863
Possible	1,685,754
Probable (*)	322,019

Assist Telefônica:
Remote	1,881
Possible	10,684

Total	2,857,201

(*)	The Company, in spite of the opinion of its legal counsel, elected to reserve on a conservative basis certain contingencies for which the degree of risk was considered, by the attorneys, as remote and possible. See items h), k) and n).

The Company has reserved R$322,019 to cover probable losses. The principal legal proceedings for which the risk is considered as remote, possible or probable by Company management and its legal counsel are:

•	Claims by the National Social Security Agency (INSS), amounting to R$668,387, referring to:

a)	Collection of Work Accident Insurance (SAT) and the assessment of joint liability for social security contributions allegedly not paid by contracted third parties, for which the risk is considered possible but not probable, amounting to approximately R$344,265.

b)	Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the government’s economic stabilization plans, “Plano Verão” and “Plano Bresser”, amounting to approximately R$120,196, for which the risk is considered possible but not probable.

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amounts of approximately R$43,385 and R$1,256, for which the risk is considered possible and probable, respectively.

d)	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$159,285, for which the risk is considered possible but not probable.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$612,052, referring to:

e)	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$143,779 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible but not probable risk, and to R$153,419 for the period from April 1998 to December 1999, considered as a remote risk.

f)	Assessment, on February 29, 2000, demanding payment of the ICMS allegedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$244,034, considered as a remote risk.

g)	Assessment, on July 2, 2001, demanding the difference in ICMS paid without late-payment penalty, amounting to R$5,048, considered as a possible but not probable risk.

h)	Judicial proceeding, referring to the anticipated benefit of VAT credits related to the acquisition of merchandise for consumption and of permanent assets, in the amount of R$30,207, for which the risk is considered possible but not probable; however, the Company has maintained the reserve previously recognized by Ceterp.

i)	Assessment notice referring to the use of tax credits from January to April 2002, in the amount of R$25,996, for which the risk is considered remote.

j)	Assessment notice, referring to the use of ICMS credits related to the acquisition of materials and supplies in the amount of R$9,569, for which the risk is considered possible but not probable.

•	Litigation at the Federal and Municipal levels in the amount of R$305,268:

k)	The Company filed an action challenging, through November 2002, the expansion of the calculation basis for taxes on revenue (COFINS) and (PIS – until November 2002) for the inclusion of financial income, securitization, and exchange variation, instead of only on operating revenues. Although there is a preliminary injunction suspending the change in the calculation basis, the Company considers this issue as a probable loss and has recognized a reserve in the amount of R$199,476, in case the initial judicial interpretation does not prevail.

l)	FINSOCIAL, now COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$20,252, considered as a possible but not probable risk.

m)	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$68,649.

n)	Lawsuit filed to obtain a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Economic Domain Intervention Contribution Tax (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of the referred tax is clear. The lawsuit also requests approval to offset, against other taxes payable, the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Although the risk of loss is considered as remote, the Company recognized a reserve for the unpaid amounts, in the amount of R$7,658.

o)	In addition to the aforementioned contingencies, the Company has, at the municipal level, reserves related to the real estate tax (IPTU) in the amount of R$564.

p)	The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$8,669. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible but not probable.

26.3	Civil contingencies

Risk	Amount
Telesp:
Remote	394,848
Possible	831,934
Probable	61,411

Assist:
Remote	1,487
Probable	9

Total	1,289,689

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$526,183. The risks involved are considered possible but not probable by legal counsel.

27.	PAYROLL AND RELATED CHARGES

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Wages, salaries and other compensation	17,294	17,713	17,480	17,816
Payroll charges	82,024	72,717	82,702	73,084
Accrued benefits	4,172	3,673	4,189	3,678
Employee profit sharing	41,833	56,791	42,143	57,046

Total	145,323	150,894	146,514	151,624

28.	CONSIGNMENTS FOR THIRD PARTIES

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Guarantees and deposits	7,055	6,106	7,055	6,106
Amounts charged to users	98,655	88,954	98,655	88,954
Retentions	37,134	36,693	37,442	36,906
Agreements	589	544	589	544
Other consignments	1,832	2,742	1,832	2,742

Total	145,265	135,039	145,573	135,252

29.	OTHER LIABILITIES

	Company		Consolidated
	Sep./2003	Jun./2003	Sep./2003	Jun./2003
Post-retirement benefit plans	157,031	153,049	157,031	153,049
Advances from customers (telephone cards)	41,751	43,191	41,751	43,191
Amounts refundable to subscribers	34,965	39,581	36,207	40,460
Other	22,272	22,713	22,340	22,781

Total	256,019	258,534	257,329	259,481

Current	77,283	83,290	78,593	84,237
Long term	178,736	175,244	178,736	175,244

30.	SHAREHOLDERS’ EQUITY

Capital

Capital as of September 30 and June 30, 2003 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, distributed as follows:

Outstanding shares:
Common shares	165,320,206,602
Preferred shares	328,272,072,739

Total outstanding shares	493,592,279,341

Book value per thousand shares outstanding – R$	29.35

Preferred shares are nonvoting but have priority in the redemption of capital and are entitled to dividends 10% higher than those attributable to common shareholders, per article 7 of the Company’s bylaws and clause I, article 17, of Law No. 6,404/76, amended by Law No. 10,303/01.

Pursuant to the minutes of the 15th Extraordinary Shareholders’ Meeting on August 14, 2003, the shareholders approved the cancellation of 803,447,299 treasury shares, of which 721,629,917 were registered common shares and 81,817,382 registered preferred shares, all without par value. This cancellation did not result in a reduction in the Company’s capital, since repayment was made using the capital reserve.

31.	POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Due to the end of unification in December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan) which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 41.4% of payroll of employees covered by the plan, of which 39.9% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other Telesp employees, there is an individual defined contribution plan – Visão Telesp Benefit Plan, established by Sistel in August 2000, to which 87% of the employees have adhered. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for the costs of all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB – Companhia Telefônica Brasileira.

In the period from January to September 2003, the Company made contributions to the PBS Telesp Plan in the amount of R$170 (R$159 in the same period of 2002) and to the Visão Telesp Plan in the amount of R$15,288 (R$14,806 in the same period of 2002).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 43% of its employees. Assist’s contributions to that plan for the period totaled R$74 (R$20 in the same period of 2002).

As of December 31, 2001, the Company opted to recognize actuarial liabilities directly in shareholders’ equity, net of tax effects, as determined by CVM Resolution No. 371 of December 13, 2000. As of December 31, 2002, the Company opted to recognize all actuarial gains and losses directly in income for the year. The projected unit credit method was adopted for the plan’s actuarial valuation, based on plan assets as of November 30, 2002 and 2001. For multisponsored plans (PAMA and PBS-A), the plan assets were apportioned based on the Company’s actuarial liability in relation to the total actuarial liability of the plan.

Based on actuarial reports, the Company increased the liability by R$11,946 (see note 9), equivalent to 9/12 of the total estimated plan expenses for 2003.

The accrual for the plans as of September 30 and June 30, 2003 is as follows:

Plan	Sep./2003	Jun./2003
PBS/Visão Telesp/CTB	54,266	52,446
PAMA (i)	102,765	100,603

Total Company (note 29)	157,031	153,049
Visão Assist (ii)	(13)	(13)

Total consolidated	157,018	153,036

(i)	Based on the opinion of legal counsel and its actuaries, the Company, on a conservative basis, elected to recognize this potential liability in other long-term liabilities.

(ii)	Actuarial asset.

Expenses	estimated for 2003, based on actuarial reports, are as follows:

Plan	Amounts
PBS/Visão Telesp/CTB:
Cost of current service	2,679
Cost of interest	11,505
Expected return on plan assets	(6,632)
Employee contributions	(272)

Total PBS/Visão Telesp/CTB	7,280

PAMA:
Cost of current service	99
Interest on actuarial liabilities	19,220
Expected return on plan assets	(10,671)

Total PAMA	8,648

Total plans	15,928

32.	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

The principal balances of assets and liabilities with related parties originate from transactions within the controlling group, made under usual market conditions for this type of operation:

	Consolidated
	Sep./2003	Jun./2003
Assets:
Current assets	37,998	55,468

Trade accounts receivable	28,422	43,661
Other:
Other recoverable amounts	6,500	6,500
Credits with related parties	3,076	5,307

Noncurrent assets	183,868	133,187

Amounts for capitalization	56,019	53,067
Credits with related parties	127,849	80,120

Total assets	221,866	188,655

	Consolidated
	Sep./2003	Jun./2003
Liabilities:
Current liabilities	401,707	248,159

Accounts payable	385,569	218,859
Other:
Consignments for third parties	1,828	2,742
Payables to related parties	14,310	26,558

Long-term liabilities	36,610	63,454

Payables to related parties	32,754	59,659
Other:
Other liabilities	3,856	3,782
Funds to be capitalized	—	13

Total liabilities	438,317	311,613

	Consolidated
	Sep./2003	Sep./2002
Statement of income:
Revenue	150,629	109,133

Telecommunications services	89,044	91,329
Financial income	9,283	14,938
Other operating income	52,302	2,866

Costs and expenses	(262,319)	(688,883)

Cost of services provided	(52,210)	(34,246)
Selling	(88,799)	(95,234)
General and administrative	(55,654)	(67,302)
Financial expenses	(8)	(414,607)
Other operating expenses	(65,648)	(77,494)

Accounts receivable refer to receivables for telecommunications services, principally from Telefônica Empresas S.A., Atento Brasil S.A. and Telesp Celular S.A., and to receivables for international long-distance services, principally from Telefónica de Argentina S.A.

Other recoverable amounts in current assets refer to advances to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Other current and noncurrent assets are composed of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Tele Sudeste Celular Participações S.A., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telefónica Data do Brasil Ltda., Terra Networks Brasil S.A. and other companies of the Group, for services rendered, consulting fees, salaries, travel and other expenses paid by the Company, to be reimbursed by the respective companies.

Amounts for capitalization comprise an advance for a future capital increase in Companhia AIX de Participações, net of an allowance for losses.

Accounts payable comprise services rendered principally by Telefônica Procesos y Tecnologia de la Información, Atento Brasil S.A., Telerj Celular S.A., Terra Networks Brasil S.A., Telefônica Factoring do Brasil Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Global Telecom S.A., Celular CRT S.A. and Telesp Celular S.A., and for international long-distance services, principally by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A. In the third quarter of 2003, there was an increase in accounts payable to suppliers, principally wireless operators, due to the change in charges for long-distance service, with implementation of the Personal Mobile System (SMP).

Payables to related parties in current and long-term liabilities are composed principally of consulting fees and agency commissions payable to Telefónica Internacional S.A., management services related to the accounting, financial, human resources, asset protection, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., and voice and data communication services payable to Telefônica Empresas S.A.

Revenue from telecommunication services comprises billings, principally to Telefônica Empresas S.A., Atento Brasil S.A., Telesp Celular S.A. and Terra Networks Brasil S.A.

Financial income is represented principally by the TJLP applied to amounts for capitalization with Companhia AIX de Participações.

In other operating income, the principal amount refers to income from Switched IP Network and Speedy Link equipment leased to Telefônica Empresas S.A.

The cost of services provided and selling expenses refer to customer service provided by Atento Brasil S.A., and administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. Cost of services provided also comprises network interconnection, provided by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A., Telefónica del Peru and Telefónica de España S.A.

Selling expenses refer to services provided by Atento Brasil S.A.

General and administrative expenses refer principally to administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and to management fees to Telefónica Internacional S.A.

Other operating expenses refer to commissions on voice product and data communication services provided by Telefônica Empresas S.A.

33.	COMMITMENTS

a)	Capital expenditures

The Company submitted its capital expenditure budget for 2003 to the Board of Directors, in the amount of R$1,445,000, which was approved at the Annual Shareholders’ Meeting on March 27, 2003.

Through September 30, 2003, the Company had invested the consolidated amount of R$849,773; from January to September 2003, consolidated capital commitments were R$649,173.

b)	ANATEL commitments

Quality and universalization targets for fixed-switch telephone service are available to monitor the Company’s performance at ANATEL’s website: www.anatel.gov.br.

34.	INSURANCE

TGP Brasil Corretora de Seguros e Resseguros Ltda., the Group’s in-house broker in Brazil, and a branch of Pleyade Peninsular Correduria de Seguros Y Reaseguros del Grupo Telefónica S.A., both directly responsible to Subdirección General de Riesgos y Seguros Corporativos, presently analyzes insurance coverage needs, performs research, contracts and manages all the insurance coverage for the Company, also performing risk and loss management.

The principal coverages are:

•	Operating risks, covering physical damages and business interruption for the entire plant.

•	General civil liability (RCG).

•	Car fleet liability (RCF-V).

•	ANATEL guarantee insurance.

•	Other risks.

•	Domestic and international freight.

•	Group life insurance.

•	Health insurance.

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines.

35.	FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its wholly- owned subsidiary made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.42% in Portugal Telecom.

The Company has a direct interest of 0.64% and an indirect interest of 0.21% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of September 2003 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 6.79 euros (6.24 euros as of June 30, 2003):

	Consolidated
	Sep./2003		Jun./2003
	Book value	Market value	Book value	Market value
Portugal Telecom – direct interest	75,362	185,277	75,362	165,170
Portugal Telecom – indirect interest through Aliança Atlântica	66,924	61,759	64,920	55,057

Total	142,286	247,036	140,282	220,227

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of September 30, 2003, 100% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99.9% of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. Through September 2003, these transactions generated a net loss of R$1,110,368 (consolidated). The Company has recorded a liability of R$294,992 as of September 30, 2003 (R$414,593 as of June 30, 2003) to reflect the unrealized temporary loss.

The book value and market value of the Company’s net excess (exposure) to the exchange rate risk as of September 30 and June 30, 2003 are as follows:

	Consolidated
	Sep./2003		Jun./2003
	Book value	Market value	Book value	Market value
Liabilities:
Loans and financing	2,795,951	2,798,410	3,095,399	3,071,569
Purchase commitments	106,807	106,807	15,629	15,629
Asset position on swaps	2,900,135	2,912,415	3,121,290	3,106,643

Net excess (exposure)	(2,623)	7,198	10,262	19,445

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results. As of September 30, 2003, the Company did not have swap transactions to hedge against local interest rate fluctuations. In relation to variable external rates, these transactions were only made to hedge the financing from JBIC – Japan Bank for International Cooperation. The Company continues monitoring market interest rates in order to evaluate the need of contracting other derivatives to hedge against interest rate fluctuation.

On September 30, 2003, the Company had R$2,795,951 (R$3,095,399 as of June 30, 2003) in foreign currency loans and financing, of which R$1,826,837 (R$2,190,310 as of June 30, 2003) bore interest at fixed rates and R$969,114 (R$905,089 as of June 30, 2003) bore interest at floating rates (Libor). Although the majority of the debt was contracted at fixed rates, the entire debt was effectively converted to floating rates, as a result of swap contracts based on the CDI. Accordingly, the Company’s financial results are affected by CDI fluctuations. On the other hand, the Company invests its excess cash as temporary cash investments of R$849,942 (R$356,734 as of June 30, 2003), mainly in short-term instruments, based on the CDI. The book value of these instruments approximates market value, due to their short-term maturity.

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates which affect the Company’s debt.

c)	Debt acceleration risk

As of September 30, 2003, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been complied with by the Company in full and do not restrict its capacity to conduct its regular business.

d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

As of September 30, 2003, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among first line financial institutions.

36.	SUBSEQUENT EVENT

On October 3, 2003, the Company published a notice to shareholders informing the distribution of interim dividends for fiscal 2003.

The Board of Directors, on October 2, 2003, subject to approval at the annual shareholders’ meeting, approved management’s proposal to declare interim dividends in the amount of R$1,803,000 from retained earnings as of June 30, 2003, in conformity with article 28 of the bylaws and articles 204 and 205 of Law No. 6,404/76, to registered holders of common and preferred shares as of October 2, 2003. Dividend payments began on October 20, 2003.

It was also resolved that the declared interim dividends will be included in minimum mandatory dividends for fiscal 2003.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

(All amounts in millions of Brazilian reais)

			Change
	Sep./2003	Sep./2002	R$	%
Gross operating revenue	11,818.5	9,937.7	1,880.8	18.9
Net operating revenue	8,608.6	7,338.0	1,270.6	17.3
Cost of services provided	(4,950.4)	(4,242.0)	(708.4)	16.7
Financial expense, net	(488.9)	(564.0)	75.1	(13.3)
Operating expenses, net	(1,804.7)	(1,434.7)	(370.0)	25.8
Income from operations	1,364.6	1,097.3	267.3	24.4
Net income	928.0	736.6	191.4	26.0

1.	Net operating revenue was R$8,608.6 through September 2003 against R$7,338.0, in the same period of the prior year, an increase of R$1,270.6 or 17.3%, due to the average tariff adjustment based on the IPC-A and principally the introduction of international and domestic services in mid-2002, as well as corporate communication due to growth of SPEEDY service. Revenue for the third quarter of 2003 increased R$564.7 or 21.9% compared to the same period of 2002, for the same reasons.

2.	Cost of services provided increased R$708.4 or 16.7%, mainly due to the 43.5% increase in network interconnection expenses after the implementation of the Personal Mobile Service (SMP) and the 30.8% increase in costs for telecommunications equipment maintenance provided by third parties.

3.	Net financial expense was R$488.9 for the period, a decrease of R$75.1 compared to the same period of 2002, mainly due to the reduction in the Company’s net indebtedness. Indebtedness and results of operations are substantially affected by the foreign exchange risk. As of September 30, 2003, the Company’s total debt was denominated in foreign currency (U.S. dollar, Canadian dollar and Yen), fully hedged under swap (exchange rate versus CDI (interbank deposit rate)) arrangements.

Swap operations have been made to cover the total debt denominated in foreign currency.

Net financial expense YTD - R$	Sep./2003	Sep./2002	Change
			%	R$
Results of financial operations	149.9	36.8	307.3	113.1
Results of hedge operations	(1,110.4)	1,766.3	(162.9)	(2,876.7)
CPMF (tax on bank transactions)	(56.7)	(41.8)	35.6	(14.9)
Interest – assets	67.4	68.4	(1.5)	(1.0)
Interest – liabilities	(341.9)	(261.5)	30.7	(80.4)
Monetary/exchange variations	802.8	(2,132.2)	(137.7)	2,935.0
Net financial expense	(488.9)	(564.0)	(13.3)	75.1

4.	Income from operations increased 24.4%, compared to the same period last year, due to the increase in gross operating revenue and after the cost increases, as previously mentioned.

5.	Operating data (*)

Principal operating data:

	Unit	Sep./2003	Sep./2002	Change - %
Installed lines and lines in installation	Lines	14,308,084	14,319,825	(0.1)
Lines in service	Lines	12,353,353	12,560,848	(1.7)
Local traffic:
Local call pulses	Thousand pulses	26,805,474	26,639,030	0.6
Local call pulses billed	Thousand pulses	18,925,985	18,585,622	1.8
Public telephones	Lines	331,129	330,587	0.2

(*)	Not reviewed by independent accountants.

6.	Amounts paid to the Federal, State and Municipal governments, as taxes, were R$3,902.0, representing 33% of gross operating revenue from telecommunications services.

	Sep./2003		Sep./2002
	R$	%	R$	%
State VAT (ICMS)	2,705.0	69.3	2,217.5	69.9
PIS (Federal tax on revenue)	78.3	2.0	64.7	2.0
COFINS (Federal tax on revenue)	352.6	9.0	298.5	9.4
Municipal service tax (ISS)	8.4	0.2	8.1	0.3
Federal VAT (IPI)	—	—	0.7
Social security contributions (INSS)	74.2	1.9	79.6	2.5
Income tax	347.5	8.9	276.6	8.7
Social contribution tax	120.0	3.1	99.6	3.1
Other taxes and contributions	216.0	5.6	130.7	4.1

Total	3,902.0	100.0	3,176.0	100.0

7.	Expansion plan and investments

Through September 30, 2003, the Company and its subsidiary have entered into agreements related to expansion and investment projects in the amount of R$649.2 (R$210.2 in the third quarter of 2003), from a total budget of R$731.9 for the period (R$231.4 in the third quarter of 2003).

7.1.	Sales of telephone lines (*)

At the end of September 2003, the Company had a total of 12,353,353 lines in service, of which 74% were residential, 12% non-residential and 11% business, with the remainder representing public telephones.

7.2.	Public telephones (*)

The Company maintains a public telephone system of 331,129 units to meet the needs of the population of the State of São Paulo, and to meet the requirements established by the regulatory agency.

(*)	Not reviewed by independent accountants.

8.	ANATEL

8.1.	Goals

The quality and universalization goals for fixed-line service (STFC) are available at ANATEL’s website: www.anatel.gov.br.

8.2.	Domestic and international long-distance operating authority

ANATEL, on March 1, 2002, recognized that the Company had met the universalization goals by more than two years in advance, which permitted the Company to receive the licenses to explore STFC on a local, nationwide and international long-distance basis throughout Brazil.

On April 25, 2002, ANATEL announced the authorization mentioned above for the Company, which became the first fixed line telecommunications services operator permitted to provide STFC throughout Brazil.

On April 29, 2002, the authorization was suspended through a preliminary injunction against ANATEL, obtained by Empresa Brasileira de Telecomunicações S.A. – Embratel. As a result, the Company could not begin the commercial operation of national long-distance calls originating in its concession area to regions I (Telemar) and II (Brasil Telecom). However, local and domestic long-distance authorizations for regions I and II and Sector 33 of region III and international long-distance authorizations in all three regions were not subject to this lawsuit.

On June 28, 2002, ANATEL was able to reverse this preliminary injunction, permitting the Company to begin offering interregional national long-distance calls originating from its concession area.

In May 2003, the Company began offering local-call services in an additional six states, in addition to São Paulo, its original concession area.

The expansion of the Company’s operations covers the cities of Duque de Caxias, Nova Iguaçu and São Gonçalo (in the State of Rio de Janeiro), Aracajú (Sergipe), Vitória (Espírito Santo), Porto Alegre (Rio Grande do Sul), Curitiba (Paraná) and Florianópolis (Santa Catarina).

Operations in these cities mark the start of the progressive achievement of the targets established by ANATEL at the time the concession was granted for providing local services in regions outside the State of São Paulo, representing an advance in the accomplishment of universalization targets, based on which the Company has become the first concessionaire to offer local telephony services outside its original area of operation.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code (CSP) on national (VP2 and VP3) and international long distance calls, under SMP rules. The Company began to recognize revenues from these services and pay wireless operators for the use of their networks on these calls.

9.	iTelefonica

The Company, through its subsidiary Assist Telefônica S.A., started to provide internet access services in the State of São Paulo (the list with the cities is available on the web site “itelefonica.com.br”).

After several tests conducted in cities in the State of São Paulo since September 29, 2002, on July 13, 2003, Telefônica officially launched the provider iTelefonica in the entire State.

10.	Additional information

For further details of the Company’s performance, refer to the Press Release on the site www.telefonica.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: January 29, 2004.	By:	/s/ Charles E. Allen

		Name:	Charles E. Allen
		Title:	Investor Relations Director